
10032828

UNITED STATES
AND EXCHANGE COMMISSION
hington, D.C. 20549

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SEC MAIL
PROCESSING
RECEIVED
DEC 10 2010
WASH., D.C.
200

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-25064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RAYMOND C. FORBES & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MARIE-REGINA FORBES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RAYMOND C. FORBES & CO. INC.**, as of **SEPTEMBER 30, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title

BARRY S. BERGER
Notary Public, State of New York
No. 01BE4727724
Qualified in Westchester County
Commission Expires Feb. 28, 20 11



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

*** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

RAYMOND C. FORBES & CO., INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2010

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Raymond C. Forbes & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Raymond C. Forbes & Co., Inc. (the "Company") as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond C. Forbes & Co., Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

December 9, 2010

RAYMOND C. FORBES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Cash and cash equivalents	$ 35,120
Deposit held by clearing broker	101,243
Securities owned, at fair value	748,534
Receivable from brokers and dealers, less allowance for doubtful accounts of $60,404	795,171
Due from affiliated company	25,651
Other assets	43,420
TOTAL ASSETS	$ 1,749,139

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to clearing broker	$ 156,778
Accrued expenses and other liabilities	909,042
Taxes payable	10,000
Deferred corporate income taxes payable	6,400
Total liabilities	1,082,220
Commitments and contingencies (Note 10)	
Stockholders' equity:	
Common stock, no par value; 200 shares authorized, 105 shares issued and outstanding	275,000
Additional paid-in capital	5,724,560
Accumulated deficit	(5,332,641)
Total stockholders' equity	666,919
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,749,139

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, the NASDAQ Stock Market, and other exchanges.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents includes cash in bank accounts and shares owned of a money market fund.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Fair Value Measurements

The Company follows United States generally accepted accounting principles ("GAAP") for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. GAAP clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In accordance with GAAP, effective October 1, 2009, the Company prospectively adopted new accounting guidance related to uncertain tax positions. Under the new guidance, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This accounting standard also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities.

NOTE 3. TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND DEALERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customer transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2010, the Company had net capital of approximately $366,000, which exceeded its requirement of $62,000 by approximately $304,000.

NOTE 5. SECURITIES OWNED

At September 30, 2010, securities owned consisted of equity shares of one issuer.

NOTE 6. FAIR VALUE MEASUREMENTS

The accounting guidance relating to fair value measurements and disclosures establishes a fair value hierarchy that prioritizes observable and non-observable inputs used to measure fair value into three levels:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2010:

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 748,534	$ -	$ -	$ 748,534

NOTE 7. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan"). The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 4% of an employee's compensation. During the year ended September 30, 2010, the Company contributed approximately $46,000 to the Plan.

NOTE 8. INCOME TAXES

As previously stated in Note 2 to the financial statements, although the Company is an S corporation for income tax purposes, it must report its taxable income as a C corporation to the City of New York. The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 8. INCOME TAXES (CONTINUED)

The Company holds unrealized losses on its securities owned amounting to approximately $1,209,000.

The Company files its corporation income tax returns on a September 30 fiscal year end. The Company has New York City net operating loss carryforwards of approximately $1,161,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

September 30	
2028	$ 722,000
2029	439,000
	$ 1,161,000

The unrealized loss and net operating loss carryforwards give rise to a deferred tax asset of $210,000. However, the Company has determined that a valuation allowance of $210,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

During the year ended September 30, 2010, the Company identified uncertain tax positions aggregating approximately $23,000. If such positions are not sustained upon examination, the Company's available tax carryforwards could be affected by this amount. Interest and/or penalties, if any, are recorded as a component of income tax expense. The Company is not subject to tax examinations by taxing authorities for tax years before the fiscal year ended September 30, 2007.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company has earned commission income from a company related through common ownership. The amount receivable from the affiliate amounted to approximately $26,000 at September 30, 2010.

NOTE 10. CONCENTRATIONS

Cash and cash equivalents, amounts due from clearing brokers, and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

For the year ended September 30, 2010, the commission income of one of the Company's registered representatives amounted to 53% of income.